Apex Critical Metals Mobilizes for Fully Funded Drill
Program at Cap Project in Central British Columbia

- Summer 2025 campaign will test high-priority niobium and rare earth element targets across 1.8 km anomaly

Vancouver, British Columbia - July 22, 2025 - Apex Critical Metals Corp. ("Apex" or the "Company") (CSE: APXC | OTCQB: APXCF | FWB: KL9), a Canadian exploration company focused on strategic critical metals, is pleased to announce the arrival of a Hydracore 2000 heli- portable drill rig with crews now mobilizing to the Cap Project in preparation for the Company's fully funded 2025 summer drill campaign.

The Cap Project, located 85 km northeast of Prince George, British Columbia, is host to a rare carbonatite complex with strong niobium and rare earth element (REE) mineralization. The upcoming program will include up to 1,500 metres of helicopter-supported NQ core drilling, targeting a 1.8-kilometre mineralized trend identified during the Company's 2024 exploration campaign.

Drill program preparations commenced earlier this month (see news release dated July 10, 2025), with support crews working on drill pad construction, which is now complete at the first two planned drillhole locations, with drilling expected to commence by the end of July.

Drill pad construction at the Cap project, British Columbia

Highlights from 2024 surface work include (See News Release Dated November 12, 2024):

  3.33% Nb₂O₅ returned from carbonatite outcrop sample

  Boulder samples of 1.45% and 1.79% Nb₂O₅

  Niobium and REE in soil anomalies extending over a 1.8 km trend with peak value of 1.21% total rare earth oxides (TREO)

The 2025 campaign is designed to test priority zones of carbonatite-hosted mineralization, including historical drillhole intercepts such as 0.51% Nb₂O₅ over 4.0 metres. The Company has secured all necessary permits under a Multi-Year Area-Based (MYAB) exploration authorization, enabling efficient operations throughout the season.

Drilling services are being provided by Quesnel Bros. Diamond Drilling Ltd., a specialized contractor with extensive remote-access experience. Field operations are supported and managed by Dahrouge Geological Consulting Ltd.

CEO Sean Charland commented: "With mobilization now underway, we're set to begin testing one of the most underexplored niobium and REE carbonatite systems in Canada. The Cap Project is a standout opportunity with scale, grade, and excellent infrastructure, and we're excited to launch this next phase of exploration."

The Company will provide further updates as drilling progresses and initial results become available.

Qualified Person;

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo. (EGBC Licence 48336), Geologist for Dahrouge Geological Consulting Ltd. (EGBC Permit to Practice 1003035), and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects.

About Apex Critical Metals Corp.

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REE's), niobium, gold and copper mineralization. Apex's Cap property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8-kilometre niobium trend. The Company's Bianco carbonatite project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario.

Carbonatites are extremely rare rock types, with fewer than 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China. They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a multitude of carbonatite projects, Apex Critical intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex Critical is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC, in the United States on the OTCQB market under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com where you can subscribe for News Alerts, watch our Video, or follow us on Facebook, X.com or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

--Sean Charland--

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include: statements with respect to the planned drill program and targets, and the anticipated commencement thereof; and that the Company intends to investigate potential high-value opportunities to meet the demand for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company, including, but not limited to, variations in ore grade or recovery rates, changes in project parameters as plans continue to be refined, unsuccessful exploration results, future metal prices, availability of capital and financing on acceptable terms, general economic, market or business conditions, risks associated with regulatory changes, defects in title, availability of personnel, materials and equipment on a timely basis, accidents or equipment breakdowns, uninsured risks, delays in receiving government approvals, unanticipated environmental impacts on operations and costs to remedy same. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.